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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                                  LODGIAN, INC.
                                ----------------
                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                            Common Stock: 54021P 20 5
                            -------------------------
                                 (CUSIP Number)


                                  John B. Frank
                               Managing Principal
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                  (213)830-6300
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  November 9, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: Common Stock:    54021P 20 5
--------------------------------------------------------------------------------

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Oaktree Capital Management, LLC

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP (See Instructions)                    (a) |_|
                                                         (b) |X|

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3.      SEC USE ONLY

--------------------------------------------------------------------------------

4.      SOURCE OF FUNDS

        N/A

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS
        2 (d) or 2 (e)  |_|

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        California

--------------------------------------------------------------------------------
NUMBER OF SHARES              7.    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH          2,817,577 Common Stock
REPORTING PERSON WITH         --------------------------------------------------
                              8.    SHARED VOTING POWER
                                    None
                              --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    2,817,577 Common Stock
                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,817,577 Common Stock

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |x|

--------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.47% Common Stock(1)

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (See Instructions)
        IA, OO

--------------------------------------------------------------------------------


----------------

(1)  Based on a total of 24,556,502 issued and outstanding shares of Common
     Stock.

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CUSIP No.: Common Stock:    54021P 20 5

--------------------------------------------------------------------------------

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) OCM Real Estate Opportunities Fund II, LLP

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP (See Instructions)                    (a) |_|
                                                         (b) |x|

--------------------------------------------------------------------------------

3.      SEC USE ONLY

--------------------------------------------------------------------------------

4.      SOURCE OF FUNDS

        N/A

--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS
        2 (d) or 2 (e) |_|

--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES              7.    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH          2,512,726 Common Stock
REPORTING PERSON WITH         --------------------------------------------------
                              8.    SHARED VOTING POWER
                                    None
                              --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    2,512,726 Common Stock
                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,512,726 Common Stock

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |x|

--------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.23% Common Stock(2)

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (See Instructions)
        PN

--------------------------------------------------------------------------------

----------------

(2)  Based on a total of 24,556,502 issued and outstanding shares of Common
     Stock.

     This Amendment No. 3 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed jointly by the Reporting Persons on December 5, 2002 and amended by the Statement on Schedule 13D/A filed jointly by the Reporting Persons on June 25, 2003 and the Statement on Schedule 13D/A filed jointly by the Reporting Persons on July 1, 2004 (the "Schedule 13D") with respect to the Series A Preferred Stock, $.01 par value per share (the "Preferred Stock") and Common Stock, $.01 par value per share (the "Common Stock") of Lodgian, Inc. (the "Issuer"). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the respective meanings given in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

Oaktree, as the managing member or general partner of the Oaktree Funds and the investment manager of the Separate Account, continuously evaluates its investment in the Issuer with reference, to among other things, (i) the Issuer's financial condition, operations, prospects, capital structure and management,
(ii) the value and price of the Issuer's Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to the Reporting Persons, (v) Reporting Persons' liquidity requirements and (vi) other investment considerations Oaktree deems relevant. In conjunction with the foregoing, Oaktree intends to explore plans or proposals which it believes would enhance shareholder value, including, without limitation, plans or proposals which relate to, or would result in, any one or more of the matters described in Items 4(a)-(j) of Schedule 13D. In connection with the activities described above, Oaktree intends to communicate with, and express its views to, other persons regarding the Issuer, including, without limitation, the board of directors and management of the Issuer, other shareholders of the Issuer and potential strategic or financing partners. Oaktree may change its intention with respect to any of the matters referenced in this Item 4 at any time.

Russel S. Bernard and Sean Armstrong are no longer affiliated with Oaktree.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: November 9, 2006

                                     OAKTREE CAPITAL MANAGEMENT, LLC.

                                     By: /s/ Ambrose Fisher
                                     ----------------------------------
                                     Name:  Ambrose Fisher
                                     Title: Managing Director

                                     By: /s/ Cary A. Kleinman
                                     ----------------------------------
                                     Name:  Cary A. Kleinman
                                     Title: Vice President

                                     OCM REAL ESTATE OPPORTUNITIES FUND II, L.P.

                                     By: Oaktree Capital Management, LLC,
                                         its general partner

                                     By: /s/ Ambrose Fisher
                                     ----------------------------------
                                     Name:  Ambrose Fisher
                                     Title: Managing Director

                                     By: /s/ Cary A. Kleinman
                                     ----------------------------------
                                     Name:  Cary A. Kleinman
                                     Title: Vice President